Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所

Partners

John Adebiyi ♦

Christopher W. Betts

Will H. Cai ^

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Clive W. Rough ♦

Jonathan B. Stone *

Alec P. Tracy *

^ (Also Admitted in California)

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS
Registered Foreign Lawyers Z. Julie Gao (California) Bradley A. Klein (Illinois) Gregory G.H. Miao (New York) Alan G. Schiffman (New York)	February 26, 2016	SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Christina Chalk, Senior Special Counsel

Jeff Kauten, Staff Attorney

Bryan Pitko, Attorney Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Qihoo 360 Technology Co. Ltd., Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, Young Vision Group Limited, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership
Schedule 13E-3 Amendment No. 1
Filed on February 8, 2016
File No. 005-86515

Dear Ms. Chalk, Mr. Kauten and Mr. Pitko:

On behalf of Qihoo 360 Technology Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2016 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-86515 (the “Schedule 13E-3/A”) filed on February 8, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Securities and Exchange Commission February 26, 2016 Page 2

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Second Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Second Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of the Second Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3/A filed on February 8, 2016 (the “Preliminary Proxy Statement”), respectively, are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Second Amendment and the Revised Proxy Statement as applicable. To the extent any response relates to information concerning Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, Young Vision Group Limited, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership, such response is included in this letter based on information provided to the Company and us by such other persons or their representatives.

Preliminary Proxy Statement on Schedule 14A

Annex C: Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor

1.	We have considered your response to prior comment 31. The statement indicating that JP Morgan has not “assumed responsibility or liability for independently verifying” information provided to it by the Company for purposes of the fairness opinion represents an inappropriate disclaimer. Please revise to remove this statement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 55 of the Revised Proxy Statement and page C-2 of Annex C to the Revised Proxy Statement.

*     *     *

Securities and Exchange Commission February 26, 2016 Page 3

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, Young Vision Group Limited, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao Z. Julie Gao

Enclosures

cc:	Dr. Eric X. Chen
Mr. Alex Zuoli Xu
Qihoo 360 Technology Co. Ltd.

Mr. Hongyi Zhou
Tianjin Qixin Zhicheng Technology Co., Ltd.
Tianjin Qixin Tongda Technology Co., Ltd.
True Thrive Limited
New Summit Limited

Mr. Huan Hu
Global Village Associates Limited

Mr. Xiangdong Qi
Young Vision Group Limited

Peter X. Huang, Esq.
Daniel Dusek, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq.
Jesse Sheley, Esq.
Kirkland & Ellis

Eugene Lee, Esq.
Latham & Watkins

Exhibit A

Acknowledgement

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2016 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-86515 (the “Schedule 13E-3”), filed on February 8, 2016 by Qihoo 360 Technology Co. Ltd. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Qihoo 360 Technology Co. Ltd.

By	/s/ Eric X. Chen
Name:	Eric X. Chen
Title:	Director, Chairman of the Special Committee

Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Legal Representative

Tianjin Qixin Tongda Technology Co., Ltd. (天津奇信通达科技有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Legal Representative

True Thrive Limited (诚盛有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

New Summit Limited (新峰有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

/s/ Hongyi Zhou

Global Village Associates Limited

By	/s/ Huan Hu
Name:	Huan Hu
Title:	Director

Xiangdong Qi

/s/ Xiangdong Qi

Young Vision Group Limited

By	/s/ Xiangdong Qi
Name:	Xiangdong Qi
Title:	Director

Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙))

By:	/s/ Quansheng Huo
Name: Quansheng Huo
Title: Authorized Signatory

Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业(有限合伙)

By:	/s/ Xiangdong Qi
Name: Xiangdong Qi
Title: Authorized Signatory